Exhibit 99.1

Spectrum Therapeutics partners with Canadian Mental Health Association's Not Myself Today® initiative

SMITHS FALLS, ON and TORONTO, July 10, 2019 /CNW/ - Spectrum Therapeutics ("Spectrum"), the medical division of Canopy Growth Corporation (TSX: WEED) (NYSE: CGC) (the "Company" or "Canopy Growth") is pleased to announce a partnership with the Canadian Mental Health Association ("CMHA"). The initiative, a first of its kind for a leading cannabis company and a national mental health organization, will see the CMHA in collaboration with Spectrum Therapeutics develop an educational content module related to cannabis in the workplace as part of CMHA's Not Myself Today workplace mental health program. The module, slated to launch early next year, will feature a host of physical and digital engagement tools aimed to reduce stigma in the workplace on the use of cannabinoid based medicines. In addition, it will encourage greater healthcare practitioner oversight when patients use cannabis to treat a medical condition. The content will also include video resources featuring medical cannabis subject matter experts and fact sheets that provide detailed information and direct readers to further resources.

Spectrum Therapeutics partners with Canadian Mental Health Association's Not Myself Today® initiative (CNW Group/Spectrum Therapeutics)

"The stigma surrounding medical cannabis and mental illness prevents meaningful action and dialogue among those affected. One of the goals of this partnership is to break that stigma by empowering conversations about mental health informed by evidence-based educational resources," said Dr. Mark Ware, Chief Medical Officer, Canopy Growth. "For Spectrum Therapeutics, this partnership presents a powerful opportunity to improve lives by enhancing physical and mental health through access to education that sparks learning along with conversations about medical cannabis in the workplace."

Estimates suggest one in two Canadians have or will have a mental illness by age 40.[1] Fifty-three percent of Canadians consider anxiety and depression to be epidemic in the country[2] and mental illness is a leading cause of disability claims in the workplace in Canada.

Not Myself Today is an evidence-based initiative designed to help employers and employees transform mental health at work. The program is embraced by more than 500 organizations across Canada and the U.S., reaching more than 350,000 employees. By breaking down barriers and making the topic of mental health engaging and accessible to all employees, Not Myself Today improves mental health literacy, reduces stigma, and shifts workplace culture to be more supportive of every employee's mental health and well-being. For the past six years, the initiative has evolved into a highly-regarded program and counts many of Canada's largest and most respected employers across corporate, government and social sectors as its champions.

"The mental health-care system of the future is not just in clinics or hospitals—it's in settings like the workplace, where we can promote the skills, knowledge and practices that can improve mental health for the broad population instead of limiting our focus to individual patients," said Fardous Hosseiny, interim National CEO, CMHA. "With the support of partners like Spectrum Therapeutics, our Not Myself Today program will educate, reduce stigma, and foster safe and supportive cultures for the one in five Canadians who experience mental illness in a given year—and for the five in five Canadians who have mental health."

The research on cannabis use and mental illness is still in its infancy and CMHA highlights that more studies are needed to understand the relationship between mental health and cannabis use, both in terms of possible benefits and risks. CMHA and Spectrum Therapeutics strongly advise that individuals speak with a health-care practitioner for advice on any mental health treatment including medical cannabis.

Spectrum Therapeutics has identified mental health as an area with high unmet medical needs and is currently engaged in clinical research in partnership with leading academic institutions and research centres to determine the role cannabis can play in addressing mood and anxiety disorders. Today's announcement builds on Spectrum Therapeutics and Canopy Growth's legacy of furthering the public's understanding of cannabis which includes partnerships with the likes of:

  Parent Action on Drugs and Canadian Students for Sensible Drug Policy to educate parents, adult caregivers and youth on how to make responsible decisions about cannabis.
  The Arthritis Society to create evidence-based resources to help people with arthritis learn more about the potential of medical cannabis as a treatment.
  The University of British Columbia by way of a $2.5 million donation to conduct controlled trials examining the potential utility of cannabis in addressing the opioid overdose crisis and to establish the Canopy Growth Professorship of Cannabis Science.
  Mothers Against Drunk Driving (MADD) and the Canadian Drug Policy Coalition to conduct an extensive research review that formed the basis for MADD Canada's recommendations on responsible cannabis use and sober driving.

Through these partnerships and support for campaigns such as Not Myself Today, Canopy Growth and its medical division, Spectrum Therapeutics is proud to provide education for patients, their families and healthcare providers on medical cannabis and its role in mitigating some of our most common healthcare issues.

Here's to Future Growth (and promoting mental wellness).

[1] Smetanin et al. (2011). The life and economic impact of major mental illnesses in Canada: 2011-2041. Prepared for the Mental Health Commission of Canada. Toronto: RiskAnalytica.
[2] Survey commissioned by CMHA and conducted by Maru/Matchbox in Sept. 2018: https://markets.businessinsider.com/news/stocks/over-half-of-canadians-consider-anxiety-and-depression-epidemic-1027539125.

Not Myself Today® is a registered trademark of the Canadian Mental Health Association.

About Canadian Mental Health Association
Founded in 1918, the Canadian Mental Health Association (CMHA) is the most established, most extensive community mental health organization in Canada. Through a presence in more than 330 communities across every province and one territory, CMHA provides advocacy, programs and resources that help to prevent mental health problems and illnesses, support recovery and resilience, and enable all Canadians to flourish and thrive. For more information, visit cmha.ca.

About Canopy Growth Corporation
Canopy Growth (TSX:WEED, NYSE:CGC) is a world-leading diversified cannabis, hemp and cannabis device company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms, as well as medical devices through Canopy Growth's subsidiary, Storz & Bickel GMbH & Co. KG. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time. Canopy Growth has operations in over a dozen countries across five continents.

Canopy Growth's medical division, Spectrum Therapeutics is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and has devoted millions of dollars toward cutting edge, commercializable research and IP development. Spectrum Therapeutics sells a range of full-spectrum products using its colour-coded classification Spectrum system as well as single cannabinoid Dronabinol under the brand Bionorica Ethics.

Canopy Growth operates retail stores across Canada under its award-winning Tweed and Tokyo Smoke banners. Tweed is a globally recognized cannabis brand which has built a large and loyal following by focusing on quality products and meaningful customer relationships.

From our historic public listing on the Toronto Stock Exchange and New York Stock Exchange to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. Canopy Growth has established partnerships with leading sector names including cannabis icons Snoop Dogg and Seth Rogen, breeding legends DNA Genetics and Green House Seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth owns 12 licensed cannabis production sites with millions of square feet of production capacity, including more than one million square feet of GMP certified production space. For more information visit www.canopygrowth.com

About Spectrum Therapeutics
Spectrum Therapeutics, the medical division of Canopy Growth Corporation (TSX: WEED, NYSE: CGC), is dedicated to educating healthcare practitioners, furthering the public's understanding of medical cannabis and its various applications, and cutting edge, commercializable research and IP development. Founded in Canada, Spectrum Therapeutics operates in Australia, South America, Africa and across Europe. Its products are available in a wide range of potencies and formats designed to simplify the dialogue around strength and dosage by applying a colour-coded spectrum to categorize medical cannabis according to THC and CBD levels.

Spectrum Therapeutics' offerings include whole flower cannabis, oils and new innovations such as Softgels in addition to single cannabinoid medicine Dronabinol under the brand Bionorica Ethics. Through product simplification, robust clinical research and ongoing education of healthcare professionals, Spectrum Therapeutics is committed to addressing the unmet medical needs of patients around the globe.

Notice Regarding Forward Looking Statements
This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Examples of such statements include "aimed to reduce stigma in the workplace on the use of cannabis as a medicine", and "content will also include video resources featuring medical cannabis subject matter experts and fact sheets". Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including content development and such risks contained in the Company's annual information form dated June 24, 2019 and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

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SOURCE Spectrum Therapeutics

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%CIK: 0001737927

For further information: Canopy Growth, Carly Pickett, Media Relations, carly.pickett@canopygrowth.com, 343-996-3234; Tyler Burns, Investor Relations, Tyler.burns@canopygrowth.com, 855-558-9333 ex 122; Canadian Mental Health Association, Katherine Janson, National Director of Communications, Canadian Mental Health Association, National, kjanson@cmha.ca, 416-646-5557 ext. 24923

CO: Spectrum Therapeutics

CNW 08:00e 10-JUL-19